PRESS RELEASE
New Gold Releases Encouraging Initial Results from the Cerro San Pedro Sulfide Drill Program and Reports on the Amapari Sulfide Scoping Study

(All figures are in US dollars unless otherwise stated)

April 9, 2009 – VANCOUVER, BC – New Gold Inc. (“New Gold”) (TSX and NYSE:AMEX - NGD) is pleased to announce the results of the first five diamond drill holes from its Cerro San Pedro Sulfide (“CSP Sulfide”) exploration project in San Luis Potosí, Mexico, which include an intersection of 51.9 meters of manto-style sulfide mineralization averaging 2.08 g/t gold, 131.8 g/t silver, 6.14% zinc and 2.01% lead, followed by 169 meters of porphyry sulfide mineralization averaging 0.61 g/t gold, 12.8 g/t silver, 0.48% zinc and 0.14% lead beginning at a vertical depth of approximately 400 meters from surface (Hole CSPD-05C).

In addition to these exciting results at Cerro San Pedro, New Gold is pleased to report on the recently completed Scoping Study for the sulfide resources at Amapari.

Cerro San Pedro Sulfide Drill Program

The CSP Sulfide project is focused on an area between the company’s current open pit gold-silver mine (“Oxide Pit’) and the area of historic underground mining some 500 meters to the southwest. The Cerro San Pedro mine which commenced operations in 2007 is expected to produce between 90,000 and 100,000 ounces of gold and between 1.1 and 1.3 million ounces of silver in 2009. New Gold controls a 100% interest in the CSP Sulfide project.

Seven holes have been completed to date with all holes bottoming in mineralization after encountering significant thicknesses of manto and porphyry style sulfide mineralization. Assays received for the first five holes along with a complete listing of drill hole location coordinates and corresponding map are attached to this press release and are available on New Gold’s website.

New Gold’s President and CEO, Robert Gallagher said; “The initial results from the CSP Sulfide project are very encouraging. All holes have encountered both manto and porphyry style sulfide mineralization where it was expected. These results attest to the strength of the primary sulfide mineralization system at Cerro San Pedro. It is our objective to continue to evaluate the exploration upside of the CSP Sulfide project, through an active drilling campaign for the balance of this year. It’s also interesting to note the similarity to the porphyry mineralization to grades seen at the neighboring Peñasquito Mine to the north.”

The holes range in vertical depth from 450 to 650 meters from surface and were drilled adjacent to an area of historic underground mining where from 1928 to 1948 the Asarco company is reported to have produced approximately 235,000 ounces of gold, 20 million ounces of silver, 405 million pounds of zinc, 224 million pounds of lead, and 93 million pounds of copper from a manto-style ore body. The Asarco manto occurs along the contact between a sequence of tectonically folded and faulted limestones and the San Pedro porphyry intrusive which hosts the bulk of gold and silver-bearing oxide mineralization currently being mined by open pit to the north. Sulfide mineralization in the San Pedro porphyry below the Asarco mine appears to be a continuation of a zone of gold-silver-zinc-lead bearing sulfide mineralization that occurs immediately beneath the current CSP oxide pit located approximately 500 meters to the north.

The objective of the CSP Sulfide project is to continue to explore extensions to the historic Asarco manto system and to test the continuity of sulfide mineralization as it extends between the historic Asarco mine and the current oxide open pit. The results of these first five holes confirm the presence of additional manto-style mineralization adjacent to the historic Asarco mine workings and indicate potential may also exist for a zone of porphyry hosted sulfide mineralization extending from beneath the current oxide open pit and the historic Asarco mine to the south. The gold, silver, zinc and lead grades encountered in the drilling program to date are similar to the grades of sulfide mineralization at Goldcorp’s Peñasquito project in neighboring Zacatecas state, and represent a sulfide target meriting further exploration. Because this zone is only partially explored at present, no mineral reserves and resources have been delineated for the CSP Sulfide project and the current estimates of mineral reserves and resources for Cerro San Pedro do not include material from the sulfide mineralization.

This first phase of the CSP Sulfide project includes a further 2,900 meters of drilling and New Gold has recently commissioned a second core rig to accelerate the program for completion during the second quarter. The company is also developing plans for a second phase of exploration that, if drilling results continue to prove positive, would involve further delineation drilling to define the overall size and extent of the CSP Sulfide system and, if results warrant, a scoping study during the second half of 2009.

ALS Chemex of Vancouver, British Columbia, Canada has completed all of New Gold’s analytical work for this drilling campaign. The analytical method used is fire assay with atomic absorption finish for gold and silver and geochemical ICP analysis for zinc, lead and copper. ALS Chemex is certified by the ISO 9001:2000 and ISO 17025:2005 standards. Additionally, New Gold maintains a rigorous and systematic quality control program using project specific analytical standards and blanks. The Qualified Person, as defined by Canadian NI 43-101, responsible for the design and conduct of the work performed is Mr. Mark A. Petersen, Certified Professional Geologist and Vice President of Exploration for New Gold Inc.

Amapari Sulfides Scoping Study

New Gold is also pleased to report that AMC Mining Consultants (Canada) Ltd (AMC) has completed a Scoping Study to assess the potential for mining of sulfide mineral resources and the remaining oxide mineral resources with a new project involving the construction of a two stage ball mill and carbon-in-leach (“CIL”) processing plant at the company’s Amapari project in northern Brazil. The Amapari open pit operation was placed on temporary care and maintenance in January 2009 due to the increasing occurrence of transition oxide material in the pits that was not economic under the current crushing and heap leach processing set-up. Mining of the sulfide mineral resources has not previously been evaluated in a pre-feasibility study or feasibility study.

Amapari has previously disclosed mineral resources containing a total of 1.14 million gold ounces in the measured and indicated categories (22.9 million tonnes at 1.54 g/t Au) of which 63% are in sulfides and 1.04 million gold ounces in the inferred category (13.7 million tonnes at 2.37 g/t Au) of which 93% are in sulfides.

Below are the primary parameters used in AMC’s Scoping Study which examines the potential for mining of the sulfide and the remaining oxide mineralization via a combination of open pit and underground mining and processing by conventional milling and a CIL plant.

  Gold price of $US750 per ounce and BRL to US$ exchange rate of 1.90.

  The conceptual mine design and plan assumes extensions to, and deepening of three existing conventional open pits, and an underground mine employing open stoping.

  Steady state production of around one million tonnes per year from open pit mining and 0.5 million tonnes per year from underground mining. Conventional crush-grind-CIL processing achieving 90% recovery. Gold production would average 86,000 ounces per year over the 14 year life of the project, averaging 100,000 ounces per year for the second through ninth year of the project.

  Initial preliminary capital expenditures estimates of approximately $110 million which include engineering, procurement and construction costs for the proposed new mill, open pit, and underground mine development. Life of mine sustaining capital totals $107 million. Operating costs per tonne of ore developed in the study are $8.96 for open pit mining, $17.47 for underground mining, $10.85 and $12.51 for processing of oxides and sulfides respectively and $5.00 for general and administrative costs.

  Life of mine projected cash flow of US$112 million (constant 2009 dollars, before taxes and depreciation) with Net Present Value at 5% discount rate of US$41 million and an Internal Rate of Return of 11 percent. A 10% change in gold price results in differences of about US$90 million in Net Cash Flow and US$60 million in Net Present Value.

This assessment is preliminary in nature, containing inferred mineral resources that are considered too speculative geologically to have the economic consideration applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the preliminary assessment will be realized. AMC has made a number of recommendations for additional work to further assess the potential for development of the sulfide and oxide mineral resource at Amapari including additional drilling to upgrade the classification of the current Inferred mineralization resource inventory to Measured and Indicated status.

Robert Gallagher, President and CEO of New Gold said: “The AMC Scoping Study indicates that there is potential for the economic exploitation of the remaining oxide and sulfide mineral resource at Amapari. Additional work is justified to improve the reliability of the estimates and to further investigate the opportunities that exist. In addition, New Gold’s land package extends over a 100 kilometer long trend of prospective greenstone terrain in the prolific Guyana Shield, offering exploration potential beyond that of the area of study in the AMC Scoping Study. ”

New Gold is an intermediate gold mining company with operating assets in Mexico and Australia and two development projects in Canada and Chile. For further information on New Gold, please visit our website at www.newgold.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance, may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: New Gold’s operations are subject to significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009, and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. READERS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this press release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

For further information please contact:
Mélanie Hennessey
Vice President Investor Relations
New Gold Inc.
Direct: +1 (604) 639-0022
Toll-free: +1 (888) 315-9715
Email: info@newgold.com
Website: www.newgold.com

Cerro San Pedro Sulfide Project - Drill Hole Collar Locations
Drill Hole	Northing	Easting	Elevation	Length	Azimuth	Inclination
	UTM	UTM	(masl)	(m)
CSPD-01C	2457167	313724	2004	693.0	050º	-75º
CSPD-02C	2457425	313892	2009	462.0	0º	-90º
CSPD-03C	2457502	313888	2010	543.0	0º	-90º
CSPD-04C	2457251	313777	1995	699.0	0º	-90º
CSPD-05C	2457366	313763	1998	713.0	085º	-73º
CSPD-06C	2457575	313875	2017	500.0	0º	-90º
CSPD-07C	2457325	313735	1996	In progress	0º	-90º
CSPD-08C	2457576	313876	2017	522.0	090º	-70º

The table below provides a summary of results for the drill holes reported herein:

Cerro San Pedro Sulfide Project – Drill Hole Results
Drill Hole	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn (%)	Pb (%)	Cu (%)	Rock Type / Mineralization Comments
CSPD-01C includes includes includes includes	0.0 459.6 460.1 507.8 513.3 518.0 524.0 524.0 544.0 680.0 690.0	459.6 460.1 507.8 513.3 518.0 524.0 693.0 544.0 680.0 690.0 693.0	459.6 0.5 47.7 5.5 4.7 6.0 169.0 20.0 136.0 10.0 3.0	0.03 1.83 0.01 0.06 3.18 1.73 0.58 1.01 0.46 1.47 0.140	1.1 982.0 0.8 1.8 375.5 40.3 12.2 27.6 8.8 28.6 6.6	na 14.35 na 0.06 16.90 1.82 0.65 0.85 0.58 1.33 0.32	na 15.80 na 0.02 5.19 0.54 0.14 0.39 0.09 0.21 0.07	na 0.50 na 0.00 0.17 0.03 0.01 0.02 0.01 0.03 0.01	Limestone Manto-style sulfides Limestone Porphyry Manto-style sulfides Manto-style sulfides Porphyry – entire interval Porphyry Porphyry Porphyry Porphyry
CSPD-02C	0.0 372.0 378.0 381.0 387.0 396.0 424.0 426.0 431.2 432.2 434.6	372.0 378.0 381.0 387.0 396.0 424.0 426.0 431.2 432.2 434.6 462.0	372.0 6.0 3.0 6.0 9.0 28.0 2.0 5.2 1.0 2.4 27.4	0.03 0.93 na 0.96 1.68 0.04 na 1.41 na 3.75 0.29	2.4 40.7 na 80.2 171.1 2.1 na 517.5 na 33.5 8.5	na 2.22 na 2.18 9.25 0.04 na 16.80 na 7.66 0.39	na 0.40 na 1.16 2.15 0.03 na 9.07 na 0.29 0.12	na 0.01 na 0.02 0.03 0.00 na 0.33 na 0.01 0.01	Limestone
Limestone (poor core rec’vy)
Void – mine working
Manto-style sulfides
Manto-style sulfides
Limestone

Manto-style sulfides

Manto-style sulfides
Porphyry (hole terminated
early by bad ground
									conditions)	Void – mine working Void – mine working
CSPD-03C	0.0 380.0 392.9 427.0 432.0 434.6	380.0 392.9 427.0 432.0 434.6 543.0	380.0 12.9 34.1 5.0 2.6 108.4	0.01 1.82 0.04 na 3.48 0.37	1.1 59.9 1.5 na 69.4 4.5	na 7.78 0.04 na 9.50 0.38	na 0.61 0.01 na 0.46 0.04	na 0.03 0.00 na 0.05 0.01	Limestone Manto-style sulfides Limestone Manto-style sulfides Porphyry	Void – mine working
CSPD-04C includes includes	0.0 476.7 481.0 493.9 493.9 573.0	476.7 481.0 493.9 699.0 573.0 699.0	476.7 4.3 12.9 205.1 79.1 126.0	0.03 3.17 0.63 0.78 1.24 0.50	1.9 243.6 12.25 8.79 13.31 5.95	na 7.62 1.00 0.58 1.08 0.27	na 4.15 0.07 0.08 0.11 0.06	na 0.10 0.01 0.01 0.01 0.01	Limestone Manto-style sulfides Manto-style sulfides Porphyry – entire interval Porphyry Porphyry
CSPD-05C	0.0 407.7 410.3 417.0 420.0 429.5 432.0 483.9 648.0 688.0	407.7 410.3 417.0 420.0 429.5 432.0 483.9 648.0 688.0 713.0	407.7 2.6 6.7 3.0 9.5 2.5 51.9 164.1 40.0 25.0	0.02 2.68 0.05 na 0.06 na 2.08 0.62 0.14 0.10	1.05 202.1 2.52 na 6.57 na 131.8 13.2 1.51 0.60	na 7.37 na na na na 6.14 0.49 na 0.01	na 3.80 na na na na 2.01 0.15 na 0.00	na 0.18 na na na na 0.03 0.01 na 0.01	Limestone Manto-style sulfides Limestone Limestone Manto-style sulfides Porphyry Limestone Porphyry	Void – mine workings Void – mine workings
CSPD-06C	0.0 386.2	386.2 500.0	386.2 113.8	Analyses Pending Analyses Pending					Limestone Porphyry
CSPD-07C	In progress			Analyses Pending
CSPD-08C	0.0 357.0 359.2	357.0 359.2 522.0	357.0 2.2 162.8	Analyses Pending					Limestone Manto-style sulfides Porphyry
Analyses Pending
Analyses Pending
Note: ‘na’ indicates no analysis performed for interval

Amapari Mineral Resources

Updated mineral resource statements for the Amapari mine, as of December 31, 2008, are presented in the table below:

Amapari Mineral Resource Statement as of December 31, 2008 [1,2,3,4]
		Metal Grade	Contained Metal
Measured Indicated Total M&I Inferred	Tonnes 000’s	Gold g/t	Gold Koz
	8,700 14,249 22,949 13,716	1.03 1.85 1.54 2.37	288 848 1,136 1,045
Notes to the mineral resource statements are provided in a separate table below.

The Qualified Person as defined under Canadian NI 43-101 responsible for the preparation of the Amapari Mineral Resource Statement is Mr. Rex Berthelsen, Member AusIMM and Principal Geologist for New Gold Inc.

Notes to Mineral Reserve & Resource Statements
1)

Mineral resources for the Amapari mine have been estimated using industry standard three-dimensional geostatistical block model estimation methods (e.g. one or a combination of ordinary kriging, multiple indicator kriging or inverse distance to an exponential power) constrained by geological and metal grade domains in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, or the AusIMM JORC equivalent.

2)

Amapari mineral resources have been estimated based on a gold price of US$750/oz and a variable lower grade cut-offs ranging from 0.6 g/t to 0.8 g/t gold for open pit oxide and sulphide resources and 1.7 g/t gold for underground sulphide resources that vary between individual mineral resources and their proximity to the Amapari operation processing facility.

3)	Inferred mineral resources are not known with the same degree of certainty as measured and indicated resources, do not have demonstrated economic viability, and are exclusive of mineral reserves.
4)	Numbers may not add due to rounding.